SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

[redacted]

03037374

27 October 2003

Securities and Exchange Com... ......
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Monica Poh (Ms)
Senior Legal Counsel

Encs.

11/17

SEC File No: 82-3622

MASNET No. 1 OF 22.10.2003
Announcement No. 1

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT
EXECUTION OF SALE AND PURCHASE AGREEMENT WITH DEUTSCHE TELEKOM IN RELATION TO GLOBE SHARES

Further to the announcement made by Singapore Telecommunications Limited ("SingTel") on 16 October 2003, SingTel wishes to announce that its wholly-owned subsidiary, Singapore Telecom International Pte Ltd ("STI"), has executed a sale and purchase agreement with DeTeAsia Holding GmbH ("DT") to purchase from DT 15,637,016 common shares of Globe Telecom, Inc. at P680 per common share. The aggregate cash consideration to be paid by STI will be P10,633,170,880. Completion is expected to take place on 30 October 2003.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 22 October 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 22/10/2003 to the SGX

MASNET No. 42 OF 20.10.2003
Announcement No. 46

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL - INCREASE IN INTEREST IN MEDIACORP PRESS LTD

Singapore Telecommunications Limited ("SingTel") wishes to announce that following a capital injection by SingTel of $1,425,501.14 to MediaCorp Press Ltd (" MediaCorp") for which SingTel was allotted 2,909,186 ordinary shares of par value $0.49 each, SingTel has increased its interest in MediaCorp from 23.1% to 23.9%. The consideration is based on the par value of the shares. The latest available unaudited net tangible asset value per share of MediaCorp as at 1 October 2003 was $0.031.

The principal activity of MediaCorp is the publishing and distribution of newspapers.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 20 October 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 20/10/2003 to the SGX

SEC File No: 82-3622

MASNET No. 9 OF 21.10.2003
Announcement No. 10

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel launches islandwide MetroEthernet service

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR21Oct2003.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 21/10/2003 to the SGX

SingTel

SEC File No: 82-3622

News Release

SingTel launches islandwide MetroEthernet service

Cost effective solution for high speed, top quality local data connectivity

Singapore, 21 October 2003 -- Singapore Telecommunications Limited (SingTel) is the first to offer an islandwide MetroEthernet service that enables companies to enjoy high quality and fully protected data connection between different locations within Singapore.

This is the latest addition to a comprehensive range of domestic data services that SingTel currently provides, including Local Leased Circuit (DigiNet), ATM, Gigawave and Meg@POP.

Ethernet is one of the most popular, cost effective and widely used communications interface in today's enterprise networking environment. SingTel has been offering Ethernet-based services since 2000 as part of its Meg@POP IP VPN solution. SingTel Meg@POP EthernetLink service is one of the fastest growing IP VPN access options among customers today. By riding this generic interface, SingTel MetroEthernet provides a plug and play, simple, scalable and cost effective solution for data connection. While EthernetLink is an IP-based service where routing is outsourced to the service provider, SingTel MetroEthernet is a Layer 2 service which allows customers to retain full control of their IP layer while ensuring protocol transparency.

SingTel MetroEthernet service provides for point-to-point as well as point-to-multipoint connectivity at dedicated and granular speeds of up to 100 Mbps. Speed upgrades are available in incremental steps of 2 Mbps or 10 Mbps depending on the range. Such bandwidth granularity allows customers to subscribe what they need now and upgrade their bandwidth when their business needs change.

"MetroEthernet offers customers true bandwidth on demand – the ability to enlarge the pipe to fit their business requirements without the need to physically provide new circuits or install new equipment at their premises. Capital investment is kept to a minimum and our flat rate pricing makes this service a cost effective and compelling solution," said Ms Lian Bee Leng, SingTel's Vice President of Corporate Products.

"While packet data traffic has increased, there is also an increasing demand from users for flexible and low cost solutions for data delivery. Ethernet technology, known for its technical simplicity, robustness and cost-effectiveness, fills this need.

SEC File No: 82-3622

SingTel

"We expect MetroEthernet services to take off very strongly in the near future," said Ms Lian. Analysts have forecasted that MetroEthernet subscribers in Asia Pacific will grow by 110 per cent annually to more than 9 million in 2006. In Singapore, demand for MetroEthernet services will be driven by the need to provide high speed corporate LAN/WAN connectivity, Internet, disaster recovery and content services.

"By taking a proactive approach to this new technology, we will ensure that SingTel will have the solutions ready to meet our customers' needs," said Ms Lian.

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About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 37 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.
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